"Exemption No. 82-1357"

Continental

Press Release

Continental Global Engineering Excellence Initiative

New Study Outlines Challenges for Global Engineering

On the basis of their research into engineering science, eight top international universities draw up major recommendations for educating engineers - Findings and a call for action are to be presented in Frankfurt/Germany on November 9/10

Beijing/Hanover, July 2006. With the accelerating pace of economic globalization, global players in industry are faced with a growing demand for highly versatile engineers. This, in turn, confronts universities with the daunting job of graduating engineers equipped with this broad array of skills. Eight top-ranked international universities as part of the Global Engineering Excellence (GEE) initiative launched by Continental AG are developing recommendations for universities, companies and governments worldwide on how to best meet upcoming challenges and ensure that tomorrow's engineers can cope with the growing complexity of their job assignments. The team members just finalized their findings on the trends and key challenges in global engineering and the education of global engineers and formulated key observations. In the following months the project report will be made ready for publication, which is scheduled for November 2006. This will represent the first comprehensive investigation into the future of engineering education.

The international automotive supplier Continental kicked off the Global Engineering Excellence initiative last November in close cooperation with the top universities. It aimed to study the perspectives, social position and education of engineers and their impact on the productivity of national economies and to then draw conclusions from these findings. At the most recent meeting of those involved in the study, held at Tsinghua University in Beijing, China, key observations and major recommendations were formulated. These findings and calls for urgent action will be presented at a two-day event to which representatives from all the participating universities as well as high-ranking representatives from the world of politics and business will be invited. The event is scheduled for November 9 and 10 in Frankfurt.

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Continental

One of the most astounding findings the study came up with is the relatively poor knowledge of the ever more rapid emergence of the phenomenon of global engineering itself. "On the one hand theoretical reflection on learning behavior as well as on organizational processes and management methods is needed. On the other hand we also have to establish stronger ties to corporations with international operations so as to develop innovative educational structures sharply focused on international assignments," said Prof. Reiner Anderl, Vice President of the Technical University of Darmstadt, who directs the study.

The Continental Corporation is a leading automotive supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2005 the corporation realized sales of EUR13.8 billion. At present it has a worldwide workforce of around 85,000.

Hannes Boekhoff
Head of Press Relations
Continental AG
Vahrenwalder Strasse 9
30165 Hanover
Tel.: +49 511 938-1278
Fax: +49 511 938-1055
prkonzern@conti.de

Corporate Image and Video Library: www.conti-online.com

Information on the initiative is available at: www.global-engineering-excellence.org and in Continental's Corporate Image and Video Library at: www.conti-online.com